                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                AMENDMENT NO. 9
                                      TO
                                 SCHEDULE 13E-3
              RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                pcORDER.COM, INC.
                              (NAME OF THE ISSUER)

                                pcORDER.COM, INC.
                           POI ACQUISITION CORP., INC.
                       (NAMES OF PERSONS FILING STATEMENT)

                 Class A Common Stock, par value $0.01 per share
                         (TITLE OF CLASS OF SECURITIES)

                                   70453H 10 7
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

       Dennis R. Cassell                             Lance A. Jones, Esq.
          Secretary                          Vice President and General Counsel
       pcOrder.com, Inc.                            Trilogy Software, Inc.
    5001 Plaza on the Lake                        6034 West Courtyard Drive
      Austin, Texas 78746                            Austin, Texas 78730
        (512) 684-1100                                  (512) 425-3167

      (NAME, ADDRESS, AND TELEPHONE NUMBERS OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSONS FILING STATEMENT)

THIS STATEMENT IS FILED IN CONNECTION WITH (CHECK THE APPROPRIATE BOX):

A. [_] THE FILING OF SOLICITATION MATERIALS OR AN INFORMATION STATEMENT SUBJECT TO REGULATION 14A (SS.SS.240.14A-1 THROUGH 240.14B-2), REGULATION 14C (SS.SS.240.14C-1 THROUGH 240.14C-101) OR RULE 13E-3(C) (SS.240.13E-3(C)) UNDER
THE SECURITIES EXCHANGE ACT OF 1934 ("THE ACT").

B. [_] THE FILING OF A REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933.

C. [X] A TENDER OFFER.

D. [_] NONE OF THE ABOVE.

CHECK THE FOLLOWING BOX IF THE SOLICITING MATERIALS OR INFORMATION STATEMENT REFERRED TO IN CHECKING BOX (A) ARE PRELIMINARY COPIES: [_]

CHECK THE FOLLOWING BOX IF THE FILING IS A FINAL AMENDMENT REPORTING THE RESULTS OF THE TRANSACTION: [X]

     This Amendment No. 9 constitutes the final amendment to the Transaction Statement on Schedule 13E-3 initially filed with the Securities and Exchange Commission on November 17, 2000, as previously amended (the "Schedule 13E-3"), by pcOrder.com, Inc., a Delaware corporation ("pcORDER"), and POI Acquisition Corp., Inc., a Delaware corporation ("SUB") which is a wholly-owned subsidiary of Trilogy Software, Inc., a Delaware corporation ("TRILOGY"), relating to the tender offer by Trilogy to purchase any and all of the issued and outstanding shares of Class A common stock, par value $0.01 per share (the "COMMON STOCK" or the "SHARES"), of pcOrder, at a purchase price of $6.375 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 6, 2000 (the "INITIAL OFFER TO PURCHASE"), which was previously filed as Exhibit (a)(1)(A) to the Schedule 13E-3, the first Supplement to the Offer to Purchase dated November 17, 2000 ("SUPPLEMENT NO. 1"), a copy of which was previously filed as Exhibit
(a)(1)(Y) to the Schedule 13E-3, Supplement No. 2 to the Offer to Purchase dated November 20, 2000 ("SUPPLEMENT NO. 2"), a copy of which was previously filed as Exhibit (a)(1)(DD) to the Schedule 13E-3, Supplement No. 3 to the Offer to Purchase dated December 7, 2000 ("SUPPLEMENT NO. 3"), a copy of which was previously filed as Exhibit (a)(1)(MM) to the Schedule 13E-3 (the Initial Offer to Purchase, Supplement No. 1, Supplement No. 2 and Supplement No. 3, each as amended or supplemented from time to time, are together referred to herein as the "OFFER TO PURCHASE"), and in the related Letter of Transmittal, which was previously filed as Exhibit (a)(1)(C) to the Schedule 13E-3 (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "OFFER").

     The information in the Offer, as amended hereby, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of the Schedule 13E-3, as amended hereby.

     Capitalized terms used and not otherwise defined herein have the meaning given those terms in the Offer to Purchase.

     This Amendment No. 9 is being filed to reference the information set forth under the caption "Item 15. Additional Information."

ITEM 15. ADDITIONAL INFORMATION.

     The information set forth in the Schedule 13E-3 under the caption "Item 15. Additional Information" and set forth in the Offer to Purchase is hereby amended and supplemented as follows:

     The Offer expired at 12:00 midnight, New York City time, on Tuesday, December 19, 2000. Based upon the final count of the Depositary, 5,062,015 Shares were validly tendered in response to the Offer and not withdrawn. In accordance with the terms of the Offer, Trilogy has instructed the Depositary to pay promptly the purchase price of $6.375 per Share for each Share accepted for payment. After giving effect to the purchase of Shares tendered and together with the 10,316,620 shares of Class B Common Stock that were converted on December 19, 2000 by Trilogy into an equal number of Shares, Trilogy owned approximately 92.6% of the outstanding Shares.

     The Merger of Sub with and into pcOrder was completed on December 20, 2000. As a result of the Merger, Trilogy now owns all of the outstanding capital stock of pcOrder.

                                   SIGNATURES

     After due inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.


                                  pcOrder.com, Inc.



                                  By:      /s/ Dennis R. Cassell
                                      ----------------------------------------
                                           Dennis R. Cassell
                                           Secretary

                                  POI Acquisition Corp., Inc.



                                  By:      /s/ Dennis R. Cassell
                                      ----------------------------------------
                                           Dennis R. Cassell
                                           Secretary


Date: December 29, 2000